 BlackRock TCP Capital Corp. Investor PresentationSeptember 30, 2023  FILED BY BLACKROCK TCP CAPITAL CORP. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933  AND DEEMED FILED PURSUANT TO RULE 14A-12  UNDER THE SECURITIES EXCHANGE ACT OF 1934     SUBJECT COMPANY: BLACKROCK TCP CAPITAL CORP.FILE NO. OF RELATED REGISTRATION STATEMENT: 814-00899

 Prospective investors considering an investment in BlackRock TCP Capital Corp. (“we”, “us”, “our”, “TCPC” or the “Company”) should consider the investment objectives, risks and expenses of the Company carefully before investing. This information and other information about the Company are available in the Company's filings with the Securities and Exchange Commission ("SEC"). Copies are available on the SEC's website at www.sec.gov and the Company's website at www.tcpcapital.com. Prospective investors should read these materials carefully before investing. This presentation (the “Presentation”) is solely for information and discussion purposes and must not be relied upon for any other purpose. This Presentation includes the slides that follow, the oral presentation of the slides by members of TCPC, BlackRock or any person on their behalf, the question-and-answer session that follows that oral presentation, copies of this Presentation and any materials distributed at, or in connection with, this Presentation. By participating in the meeting, or by reading the Presentation slides, you will be deemed to have (i) agreed to the following limitations and notifications and made the following undertakings and (ii) acknowledged that you understand the legal and regulatory sanctions attached to the misuse, disclosure or improper circulation of this Presentation.      Forward-Looking Statements  Some of the statements in this Presentation constitute forward-looking statements because they relate to future events, future performance or financial condition or the merger of BCIC with and into a subsidiary of the Company (the “Merger”). The forward-looking statements may include statements as to: future operating results of TCPC, BCIC or, following the Merger, the combined company and distribution projections; business prospects of TCPC, BCIC or, following the Merger, the combined company and the prospects of each of their respective portfolio companies; and the impact of the investments that TCPC, BCIC or, following the Merger, the combined company expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this Presentation involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Merger closing; (ii) the expected synergies and savings associated with the Merger; (iii) the ability to realize the anticipated benefits of the Merger, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Merger; (iv) the percentage of BCIC and TCPC stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Merger may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Merger may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (x) risks associated with possible disruption in the operations of BCIC and TCPC or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine), natural disasters or public health crises and epidemics; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in BCIC’s and TCPC’s operating areas, particularly with respect to business development companies or regulated investment companies; and (xiii) other considerations that may be disclosed from time to time in BCIC’s and TCPC’s publicly disseminated documents and filings. TCPC has based the forward-looking statements included in this Presentation on information available to it on the date of this Presentation, and TCPC assumes no obligation to update any such forward-looking statements. Although TCPC undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that it may make directly to you or through reports that TCPC in the future may file with the Securities and Exchange Commission, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.   Forward-Looking Statements & Legal Disclaimers

 No Offer or Solicitation  This Presentation is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and this Presentation is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in BCIC, TCPC or in any fund or other investment vehicle managed by BlackRock or any of its affiliates.  Additional Information and Where to Find It  This Presentation relates to the Merger, along with related proposals for which stockholder approval is being sought (collectively, the “Proposals”). In connection with the Merger, each of BCIC and TCPC have filed with the SEC a registration statement on Form N-14 (the “Registration Statement”), which includes a joint proxy statement of BCIC and TCPC and prospectus of TCPC (the “Joint Proxy Statement”). The Joint Proxy Statement and Registration Statement contain important information about BCIC, TCPC, the Merger and related matters. This Presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF BCIC AND TCPC ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCIC, TCPC, THE MERGER AND RELATED MATTERS.  Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and, for documents filed by BCIC, from BCIC’s website at http://www.blackrockbkcc.com, and, for documents filed by TCPC, from TCPC’s website at http://www.tcpcapital.com.   Participants in the Solicitation  BCIC and TCPC and their respective directors, certain of their respective executive officers and certain other members of management and employees and officers of BlackRock Capital Investment Advisors, LLC and Tennenbaum Capital Partners, LLC, as applicable, and their respective affiliates may be deemed to be participants in the solicitation of proxies from the stockholders of BCIC and TCPC in connection with the Proposals and the Merger. Information about the directors and executive officers of BCIC and TCPC is set forth in the Joint Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the BCIC and TCPC stockholders in connection with the Merger is contained in the Joint Proxy Statement and other relevant materials filed with the SEC. These documents may be obtained free of charge from the sources indicated above.  Forward-Looking Statements & Legal Disclaimers

 Third Quarter 2023 Financial Highlights and Portfolio Overview  Diversified   Portfolio with an   Emphasis on   Less-Cyclical   Businesses  Total portfolio fair value of $1.6 billion diversified across 143 portfolio companies  89% invested in senior secured debt; 76% of the total portfolio is 1st lien  Weighted average yield of the debt portfolio is 14.1%(1)  Total acquisitions of $92 million, dispositions of $126 million  Continued   Strong  Financial  Performance  Net investment income of $0.49 per share, exceeded the second quarter dividend of $0.34 per share paid on September 29  Loans on non-accrual limited to 3 portfolio companies; 1.1% of total investments at fair value and 1.7% at cost  Declared a fourth quarter dividend of $0.34 per share and a special dividend of $0.25 per share, payable on December 29 to stockholders of record as of the close of business on December 15  Flexible Capital   With   Available Liquidity  Diverse leverage program totaling $1.2 billion, with well laddered maturities  59% of outstanding leverage as of September 30 is unsecured   $261 million of available credit facility capacity  Net regulatory leverage ratio 1.00x, well within our 2:1 regulatory leverage limitation  Moody’s reaffirmed the Company’s investment-grade rating with stable outlook   As of September 30, 2023  Weighted average annual effective yield includes amortization of deferred debt origination and end-of-term fees and accretion of original issue discount, but excludes market discount, any prepayment and make-whole fee income, and any debt investments that are distressed or on non-accrual status. Weighted average effective yield on the total portfolio (including debt investments that are distressed or on non-accrual status and equity investments) was 13.2% as of 9/30/2023.   Past performance does not guarantee future returns.  Proposed Merger with   BlackRock Capital  Investment Corp. (BCIC)  On September 6, TCPC and its affiliated BDC, BCIC, entered into a definitive agreement pursuant to which BCIC will merge with and into a wholly owned, indirect subsidiary of TCPC, subject to shareholder approval, customary regulatory approvals, and other closing conditions  Proposed merger is expected to result in a combined company that benefits from more efficient access to capital, the potential for improved trading dynamics, combined operating efficiencies, enhanced scale, and a base management fee reduction in conjunction with a successful closing of the transaction  Combines two very similar portfolios, and TCPC’s investment team will continue to manage the combined portfolio  The transaction is expected to close in the first calendar quarter of 2024, with TCPC continuing to trade on the Nasdaq Global Select Market under the ticker symbol “TCPC”.

 Middle Market Lending – An Enduring Opportunity  Market Size  ~200,000 U.S. Middle Market companies representing over $10 trillion in annual revenue (1)  Strong Credit Performance  Middle Market loans have historically experienced lower loss rates than broadly syndicated loans (2)  Middle Market lending remains an attractive alternative to the broadly syndicated loan market for companies seeking capital for business expansion or acquisition  (1) Source: National Center for Middle Market at Ohio State University as of September 30, 2023  (2) Source: S&P, Fitch U.S. Leveraged Loan Default Insights   Ability for borrowers to obtain customized solutions  Ease, speed and certainty of execution  Increase in dedicated capital to the sector  Ability to fill void created by banks’ pullback in lending  Value in establishing long-term relationships between borrowers, lenders and private equity sponsors  Continued Growth  Middle Market companies on average posted 12.2% revenue growth in 2022 and expect about 10% growth in 2023.(1)

 Internet Software and Services 14.7%  Diversified Consumer Services 12.0%  Software 9.4%  Professional Services 5.5%  Textiles, Apparel and Luxury Goods 2.4%  Diversified Financial Services 12..0%  Media 3.6%  Capital Markets 3.0%  Healthcare Providers and Services 2.5%  IT Services 2.8%  Diversified Telecommunication Services 1.2%  Technology Hardware, Storage & Peripherals 2.0%  Specialty Retail 1.5%  Trading Companies & Distributors 1.1%  Insurance 1.2%  Construction and Engineering 2.2%  Paper and Forest Products 1.9%  Other 6.5%  Diversified Portfolio: Emphasis on Less-Cyclical Businesses  Industry classification system generally categorizes portfolio companies based on the primary end market served, rather than the product or service directed to those end markets.  Past performance does not guarantee future returns.  Industry Diversification(1)  Substantially all investments subject to independent 3rd party valuation process every quarter  Emphasis on Less-Cyclical Businesses  Robust downside analysis performed at underwriting, with an emphasis on companies and industries that can withstand periods of economic stress  Portfolio emphasis on less-cyclical companies with strong covenants; investments in cyclical companies typically structured with significant collateral protections  Each portfolio company investment subject to rigorous quarterly review process to identify and address new risks if they arise, including future capital needs or potential covenant breaches  As of September 30, 2023  Pharmaceuticals 1.4%  Consumer Finance 1.2%

 Diversified Portfolio: Conservatively Positioned  Weighted average annual effective yield includes amortization of deferred debt origination and end-of-term fees and accretion of original issue discount, but excludes market discount, any prepayment and make-whole fee income, and any debt investments that are distressed or on non-accrual status. Weighted average effective yield on the total portfolio (including debt investments that are distressed or on non-accrual status and equity investments) was 13.2% as of 9/30/2023.   Excludes non-income producing equity investments  Past performance does not guarantee future returns.  $1.6 billionportfolio fair value  89% of portfoliois senior secured debt  More than 90% of our portfolio companies contribute<2% to recurring income  14.1% weightedaverage effective yieldon debt portfolio(1)  Diversified Income Contribution  As of September 30, 2023

 Strategically Positioned Balance Sheet  Predominantly First Lien,   Floating Rate Asset Portfolio  Diverse Capital Structure(3)  Fixed / Floating(2)  Floating Rate  95%  Fixed Rate  5%  Seniority(1)  First Lien  76%  Second Lien  13%  Junior  0%  Equity  11%  As a percent of total investments at fair value as of September 30, 2023.  As a percent of debt investments at fair value as of September 30, 2023.  SBA Debentures structured as long-term facilities and not subject to regulatory minimum asset coverage.  As of September 30, 2023

 Well Positioned for a Rising Rate Environment  Annual impact on net income of changes in interest rates(1)  Basis Point Change   Net Investment Income   Net Investment Income Per Share   Up 300 basis points  + $36,862,357  +$ 0.64   Up 200 basis points  + $24,574,905  +$ 0.43  Up 100 basis points  + $ 12,287,452  +$ 0.21  Down 100 basis points   $ (12,287,452)   $(0.21)  Down 200 basis points   $ (24,574,905)   $(0.43)  Down 300 basis points   $ (36,862,357)   $(0.64)  (1) Considers interest rate floors for variable rate instruments and assumes concurrent contractual rate resets for assets and liabilities, and excludes the related incentive compensation impact. Actual results may differ. Please refer to page 75 of the Company’s 10-Q as of September 30, 2023.  Rates have risen significantly  Interest rates have risen significantly over the last eighteen months to the highest levels in several years, and 2022 saw the most significant increase in a single year in several decades  Given the majority of our outstanding liabilities are fixed rate, we are well positioned to benefit from higher interest rates

 Well-Covered Dividend  2012(1,2)  2013  2014  2015  2016  2017  2018  2019  2020  2021  2022  Q1  Q2  Q3  Per Share  Regular dividend  $1.04  $1.43  $1.44  $1.44  $1.44  $1.44  $1.44  $1.44  $1.32  $1.20  $1.22  $0.32  $0.34  $0.34  Net investment income  $1.42  $1.65  $1.55  $1.64  $1.51  $1.59  $1.59  $1.61  $1.44  $1.26  $1.53  $0.44  $0.48  $0.49  Regular dividend coverage  137%  115%  108%  114%  105%  110%  110%  112%  109%  105%  125%  137%  141%  144%  Special dividend  $0.05  $0.10  $0.10  $0.05  $0.10  Consistent coverage of the regular dividend every quarter since IPO in 2012  Net investment income of $0.49 per sharein Q3 2023  Out-earned quarterly dividend of $0.34 per share paidon September 29, 2023  Declared Q4 2023 dividend of $0.34 per share   Announced Q4 special dividend of $0.25 per share  Payable on December 29, 2023 to holders of record as of December 15, 2023  Incentive compensation was waived from the date of the IPO to January 1, 2013.  Dividends and net investment income in 2012 reflect the 3 quarters post-IPO (Q2, Q3 and Q4).  There is no guarantee that quarterly distributions will continue to be made at historical levels.  2023

Competitive Advantages of BlackRock

BlackRock's investment platform creates substantial scale and scope that provides insight, access, and expertise in sourcing, underwriting and managing differentiated investments

Global Credit Expertise

- $84 billion[(1)] in AUM across private debt classes globally
- 320 [(1)] Private Debt employees

Information Edge

- Broad access to management teams
- Expertise across asset classes, investment styles, products and industries

One Stop Shop

- Full range of strategies and risk profiles
- Global presence: North America, Europe and Asia

Dedicated Team with Experience

- Cycle-tested team organized along 19 industry verticals with an emphasis on less competitive situations
- Over two decades managing global credit strategies

Differentiated Sourcing

- One of the largest credit counterparties globally
- Strong market access and corporate relationships

Strong Risk Management

- Firm-wide culture of risk management
- Dedicated risk professionals with independent reporting lines

(1) During the second quarter of 2023, the Global Credit platform was reorganized and the AUM and headcount above refer to BlackRock Private Debt offices and professionals only as of September 30, 2023. AUM includes managed assets and dry powder.

BLACKROCK®

11

TCP CAPITAL CORP.

 Well Positioned to Manage Through the Cycle  Source: BlackRock. As of September 30, 2023  Late Cycle  Early Cycle  Downturn  Mid Cycle  Tight Financing  Easy Financing  Excess Capacity  Excess Demand  Strategy attributes are well-positioned to withstand a downturn  Senior secured, top of the capital structure  Significant cushion below investment (generally, 40-60%)  Financial and maintenance covenants  Diverse portfolio by issuer, industry, and sector  Investment segment governed by consistent and predictable bankruptcy laws  Cycle-tested team with proven track record  Depth of workout and restructuring expertise  Repeat borrowers are an important source of originations, accounting for nearly 52% of assets invested over the last twelve months

 Net Asset Value (“NAV”) Bridge – Third Quarter 2023  Past performance does not guarantee future returns.  Quarter over quarter NAV decreased, primarily driven by net unrealized mark to market on the portfolio

 Strong Track Record  Annualized return on assets calculated as total investment income (gross of expenses) plus realized and unrealized gains and losses divided by average total investments between April 6, 2012 and September 30, 2023.  Cash return calculated as total distributions from April 6, 2012 through September 30, 2023, divided by opening NAV of $14.76 on April 6, 2012.  Total return calculated as the change in net asset value plus dividends distributed between April 6, 2012 and September 30, 2023.   Past performance does not guarantee future returns.  Book Value per Share and Dividends Paid  $28.97  As of   9/30/2023:  Annualized return on invested assets(1): 10.3%  Annualized cash return(2): 9.6%  Annualized total return on equity(3): 8.4%

Diversified Sources of Funding

TCPC is investment grade rated by Fitch and Moody's

As of September 30, 2023, $ in millions

Source	Capacity	Drawn Amount	Available	Pricing	Maturity
Operating Facility	$ 300.0 (1)	$ 148.8	$ 151.1	S + 1.75% (2)	May-26
Funding Facility II	200.0 (3)	100.0	100.0	S + 2.05% (4)	Aug-27
SBA Debentures	160.0	150.0	10.0	2.52% (5)	2024-2031
2024 Notes	249.4 (6)	249.4	-	3.900%	Aug-24
2026 Notes	326.0 (7)	326.0	-	2.850%	Feb-26
Total leverage	**$ 1,235.4**	**$ 974.2**	**$ 261.1**	**4.24%** (8)	
Cash			91.7		
Net settlements			-		
Unamortized debt issuance costs		(3.8)			
Net		**$ 970.4**	**$ 352.8**		

(1) Operating Facility has a $100.0 million accordion which allows for expansion of the facility to up to $400.0 million subject to consent from the lender and other customary conditions.
(2) As of September 30, 2023, $139.0 million of the outstanding amount subject to a SOFR credit adjustment of 0.11%. $7.8 million of the outstanding amount bore interest at a rate of EURIBOR +2.00% and $2.0 million of the outstanding amount bore interest at a rate of Prime + 1.00%.
(3) Funding Facility II has a $50.0 million accordion which allows for expansion of the facility to up to $250.0 million subject to consent from the lender and other customary conditions.
(4) Subject to certain funding requirements and a SOFR credit adjustment of 0.15%.
(5) Weighted average interest rate, excluding fees of 0.35% or 0.36%.
(6) $250 million par. Carrying value shown.
(7) $325 million par. Carrying value shown.
(8) Combined weighted-average interest rate on amounts outstanding as of September 30, 2023.

BLACKROCK®
15
TCP CAPITAL CORP.

Investor Friendly Advisory Fee Structure

	BlackRock TCP Capital Corp.	Typical Externally Managed BDC[(2)]
Base Management Fee	▪ **1.50%**[(1)] on assets up to 200% of the net asset value of TCPC ; **1.0%** on assets that exceed 200% of the net asset value of TCPC debt to equity. Based on gross assets (less cash and cash equivalents)	▪ **1.00% - 1.75%** on gross assets (up to 1.0x debt to equity; 1.0% above 1.0x debt to equity for those BDCs that have adopted a reduced minimum asset coverage ratio)
Incentive Fee Hurdle	▪ **7%** annualized **total return** on NAV, with **cumulative lookback**	▪ **6-8%** annualized **NII return** on NAV, with either no lookback or rolling 3-year lookback
Incentive Compensation	▪ Income: **17.5%** subject to a **cumulative**, annualized 7% **total return** hurdle calculated quarterly ▪ Capital Gains: **17.5%** of cumulative net realized gains less net unrealized depreciation, subject to a **cumulative**, annualized 7% hurdle calculated quarterly	▪ Income: **17.5-20%** (based on **NII only**, excluding realized and unrealized losses) calculated quarterly with **either no lookback or rolling 3-year lookback** ▪ Capital Gains: **17.5-20%** of cumulative net realized gains less net unrealized depreciation, with **either no lookback or rolling 3-year lookback**

(1) As part of the proposed merger with BCIC, TCPC's Advisor has proposed a management fee reduction from 1.50% to 1.25% for assets equal to or below 200% of the net asset value of TCPC. Management fee on assets that exceed 200% of the net asset value of TCPC will remain 1.00%.

(2) Source: KBW BDC Research as of August 25, 2023. Represents typical range of fee structures for publicly traded, externally managed BDCs with a market capitalization of more than $200 million. Ranges exclude certain outliers.

BLACKROCK
16
TCP CAPITAL CORP.

Quarterly Operating Results

Unaudited (*$ in thousands, except per share amounts*)	2023			2022	
	Q3	Q2	Q1	Q4	Q3
Investment income					
Interest income	**$ 53,254**	$ 53,031	$ 48,992	$ 45,139	$ 46,098
Dividend income	**936**	909	937	1,243	1,731
Other income	**21**	21	379	307	377
Total investment income	**54,211**	53,961	50,308	46,689	48,206
Expenses					
Interest and other debt expenses	**12,134**	12,288	11,549	10,475	10,168
Management fees	**6,093**	6,096	5,878	6,357	6,629
Incentive fee	**6,010**	5,855	5,390	4,883	5,174
Administrative expenses	**358**	358	376	437	403
Legal fees, professional fees and due diligence expenses	**746**	319	454	401	387
Other expenses	**550**	1,440	1,288	1,113	1,054
Total expenses	**25,891**	26,356	24,935	23,666	23,815
Net investment income	**28,320**	27,605	25,373	23,023	24,391
Net realized and unrealized gain (loss)	**(15,497)**	(11,354)	(2,659)	(70,809)	1,848
Loss on extinguishment of debt	-	-	-	-	-
Net increase (decrease) in net assets	**$ 12,823**	$ 16,251	$ 22,714	$ (47,785)	$ 26,239
Earnings (loss) per share	**$0.22**	$0.28	$0.39	($0.83)	$0.45
Net investment income per share(1)	**$0.49**	$0.48	$0.44	$0.40	$0.42
Dividend per share	**$0.34**	$0.34	$0.32	$0.32	$0.30
Weighted average common shares outstanding	**57,767,264**	57,767,264	57,767,264	57,767,264	57,767,264
Ending common shares outstanding	**57,767,264**	57,767,264	57,767,264	57,767,264	57,767,264

(1) After incentive compensation

BLACKROCK®

17

TCP CAPITAL CORP.

Financial Highlights  2023  2023  2022  Q3  Unaudited  Unaudited  Unaudited  ($ per share)  Q2  Q1  Q4  Q3  Net investment income  0.49  0.48  0.44  0.40  0.42  Net realized & unrealized gains (losses)  (0.27)  (0.20)  (0.05)  (1.22)  0.03  Net increase (decrease) in net assets from operations  0.22  0.28  0.39  (0.83)  0.45  Dividend paid  (0.44)  (0.34)  (0.32)  (0.37)  (0.30)  Net asset value  12.72  12.94  13.00  12.93  14.12  2023  2023  2022  2022  Q3  Q2  Q1  Q4  Q3  Total fair value of investments (000s)  1,593,321  1,640,558  1,665,730  1,609,587  $ 1,678,875  Number of portfolio companies  143  143  143  136  132  Average investment size (000s)  11,142  11,472  11,648  $11,835  $ 12,719  Debt/equity ratio(1)  1.12x  1.17x  1.17x  1.07x  1.03x  Debt/equity ratio, net of cash(1)(2)  1.00x  1.01x  1.04x  0.96x  0.90x  Excludes SBIC debt, which is exempt from regulatory asset coverage requirements  Net of trades pending settlement

 Portfolio Highlights  2023  2023  2022  Asset Mix of the Investment Portfolio (in thousands)  Q2  Q1  Q4  Q3  Senior secured debt  $ 1,413,070  $ 1,450,244  $ 1,470,731  $ 1,420,428  $ 1,458,080  Junior debt  -  -  -  -  3,508  Equity(1)  180,251  190,314  194,999  189,160  217,287  Total investments  $ 1,593,321  $ 1,640,558  $ 1,665,730  $ 1,609,588  $ 1,678,875  2023  2023  2022  Portfolio Activity (in thousands)  Q3  Q2  Q1  Q4  Q3  Gross acquisitions  $ 92,393  $ 17,092  $ 76,022  $ 74,932  $ 48,301  Exits (includes repayments)  125,593  31,559  19,323  75,422  170,415  Net acquisitions (exits)  $ (33,200)  $ (14,467)  $ 56,698   $ (490)  $ 122,114  Includes equity interests in diversified portfolios of debt and lease assets

 Quarterly Balance Sheets  2023  2023  2022  2022  (in thousands, except per share data)  Unaudited  Unaudited  Unaudited  ASSETS  Q3  Q2  Q1  Q4  Q3  Q2   Investments at fair value  $ 1,593,321  $ 1,640,558  $ 1,665,730  $ 1,609,588  $ 1,678,875  $ 1,796,878   Cash and cash equivalents  91,653  123,129  98,789  82,435  105,795  49,427   Accrued interest income  26,660  24,068  22,389  20,904  19,309  19,337   Receivable for investments sold  -  -  -  -  234  234   Other assets  7,531  4,984  5,891  6,423  7,510  6,638   Total assets  $ 1,719,165  $ 1,792,739  $ 1,792,799  $ 1,719,350  $ 1,811,723  $ 1,872,514  LIABILITIES   Debt, net of unamortized issuance costs  $ 970,374  $ 1,021,132   $ 1,021,620  $ 944,006  $ 983,873  $ 1,041,901   Interest payable  3,777  9,938  4,042  9,261  3,462  9,607   Incentive compensation payable  6,010  5,855  5,390  4,884  5,174  4,512   Payable for investments purchased  -  -  -  1,937  458  17   Other liabilities  4,007  8,222  9,765  12,508  2,843  9,473   Total liabilities  984,168  1,045,147  1,041,817  972,596  995,810  1,065,510  NET ASSETS  $ 734,997  $ 747,592  $ 750,982  $ 746,754  $ 815,913  $ 807,004  NET ASSETS PER SHARE  $12.72  $12.94  $13.00  $12.93  $14.12  $13.97

 Corporate Information  NASDAQ: TCPC  JMP Securities  Keefe, Bruyette & Woods  Ladenburg Thalmann  Oppenheimer  Raymond James  Wells Fargo  Computershare Inc.  (866) 333-6433 (from U.S.)  (201) 680-6578 (from outside U.S.)  wwww.computershare.com/investor  2951 28th Street  Suite 1000  Santa Monica, CA 90405  Katie McGlynn  (310) 566-1094  investor.relations@tcpcapital.com  www.tcpcapital.com  Securities Listing  Research Coverage  Transfer Agent  Corporate Headquarters  Investor Relations